Arrived STR 2, LLC

1700 Westlake Ave North, Suite 200

Seattle, WA 98109

July 3, 2024

Division of Corporation

Finance Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kibum Park

Re:	Arrived STR 2, LLC
Offering Statement Withdrawal (1-A-W) Offering Circular on Form 1-A
Filed June 6, 2024
File No. 024-12171

To Whom It May Concern,

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Arrived STR 2, LLC (the “Company”) respectfully requests the withdrawal of its Offering Circular on Form 1-A (File No. 024-12171), together with all exhibits thereto (collectively, the “Offering Statement”), filed with the Securities and Exchange Commission (the “Commission”) on June 6, 2024. The Offering Statement relates to the public offering of certain classes of the Company’s series interests (the “Series Interests”).
This withdrawal request does not apply to any other Offering Circular of the Company.
Please do not hesitate to contact by a telephone call to John Rostom, the Company’s General Counsel and Vice President of Legal at (814) 277-4833 ext. 701, if you have any questions regarding withdrawal of the Offering Statement. We also respectfully request that a copy of the order consenting to the withdrawal of the Offering Statement be sent to the Company via email at ryan@arrived.com with a copy to john@arrived.com.
Sincerely,

ARRIVED STR 2, LLC

By:	/s/ Ryan Frazier
Ryan Frazier
Chief Executive Officer

cc:	John Rostom General Counsel and VP of Legal